EXHIBIT 99.2

401384 (Tencent Music_Eng) 20/12/2022 18:44 M12 HKEX E>C Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Tencent Music Entertainment Group

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE Stock Ticker: TME; HKEX Stock Code: 1698)

POLL RESULTS OF THE 2022 ANNUAL GENERAL MEETING AND CLASS MEETINGS

We wish to announce that all the proposed resolutions set out in our notice of the annual general meeting and notice of each of the Class A meeting and the Class B meeting dated November 22, 2022 were duly passed at our annual general meeting, Class A meeting and Class B meeting held on December 30, 2022.

By Order of the Board

Tencent Music Entertainment Group Cussion Kar Shun Pang

Executive Chairman

Hong Kong, December 30, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Cussion Kar Shun Pang, Mr. Zhu Liang, Mr. Zhenyu Xie, Mr. James Gordon Mitchell, Mr. Brent Richard Irvin and Mr. Matthew Yun Ming Cheng as directors, and Ms. Edith Manling Ngan, Mr. Adrian Yau Kee Mak and Ms. Jeanette Kim Yum Chan as independent directors.